EXHIBIT 4.71

ENGLISH SUMMARY of Verbal Sublease Agreement BETWEEN CDISCOUNT S.A. (“CDISCOUNT”) AND DISTRIBUTION FRANPRIX S.A. (“FRANPRIX”) FOR WAREHOUSE LOCATED IN SAINT MARD, FRANCE

Parties: Cdiscount S.A. and Distribution Franprix S.A.

Purpose: Franprix as lessee leases to Cdiscount as sublessee space consisting mainly of warehouse space located at ZAC de la Fontaine du Berger, Saint Mard, 77230, France.

Summary of Major Terms:

•	Premises covered by the lease represent approximately 50,000 square meters.
•	The lease starts on March 1, 2015 and ends on March 1, 2016, on which date Cdiscount leases such premises directly from the lessor.
•	Annual rent set forth in lease is €1,751,292 (excluding taxes and charges).